Exhibit 4.1

THE JONES FINANCIAL COMPANIES, L.L.L.P.

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The units of limited partnership interests (collectively, “Interests”) in The Jones Financial Companies, L.L.L.P. (“JFC”), are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. References herein to the “Partnership” refer to JFC or JFC and its consolidated subsidiaries, as the context requires.

The rights and obligations of limited partners in the Partnership are governed by the Twentieth Amended and Restated Agreement of Registered Limited Liability Limited Partnership dated as of August 6, 2018, as amended from time to time (the “Partnership Agreement”). The following information describes the Interests, as well as selected provisions of the Partnership Agreement. This description is only a summary. The statements set forth herein do not purport to be complete and are qualified in their entirety by express reference to the Partnership Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Partnership Agreement.

Non-Assignability of Interests

No limited partner may sell, pledge, exchange, transfer or assign his or her Interest(s) to any person without the express written consent of the Managing Partner.  The death or withdrawal of a limited partner will terminate (as of such date) all his or her Interests, and neither the estate of a deceased limited partner nor any other third party will become or have any rights as a limited partner. No limited partner will have the power to grant the right to become a substituted partner to any assignee.

Lack of Voting Rights

None of the limited partners in their capacities as limited partners may vote or otherwise participate in the management of the business of the Partnership. Limited partners in their capacities as limited partners have no right to vote in selecting the Managing Partner.

Dilution

The Managing Partner is authorized, without the approval of (and without prior notice to) the limited partners, to admit to the Partnership additional partners, and the limited partners are afforded no pre-emptive rights. To the extent the Partnership incurs additional expense in servicing the 7½% Payment (as defined below) for any additional Interests issued in future periods, the holders of outstanding Interests may suffer a decreased return on their investment because the amount of the Partnership’s accumulated profits in which they participate may be reduced as a consequence. Also, any additional Capital Contribution, including retention of general partner allocation of Net Income, by general partners in future periods may reduce the percentage of participation in Net Income by limited partners.

7½% Payments to Limited Partners

Each of the limited partners has the right to be paid a 7½% payment per annum on the amount of his or her Capital Contribution (the “7½% Payment”), which is charged as an expense to the

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Partnership. This sum will be payable whether or not the Partnership earns any accumulated profits during any given period.  However, no reserve fund has been set aside to enable the Partnership to make such payments, and therefore each limited partner is dependent on the Partnership’s ability to maintain sufficient working capital to service this annual 7½% Payment, of which there is no assurance.  Note that the Partnership Agreement refers to the 7½% Payment generally as a “guaranteed payment.”  The Partnership will treat the 7½% Payment as a “guaranteed payment” for U.S. federal income tax purposes, and the references to the payment in the Partnership Agreement generally follow the tax nomenclature used for the payment.  Although the 7½% Payment is treated as a guaranteed payment for U.S. income tax purposes, the 7½% Payment is not in fact guaranteed by the Partnership in the traditional sense of the word, and no reserve fund has been set aside to enable the Partnership to make such payment. In addition to the 7½% Payment, each of the limited partners annually receives a percentage of the remaining Net Income of the Partnership, if any, as described below under the heading “Allocation of Net Income or Net Loss and Cash Distributions.”

Allocation of Net Income or Net Loss and Cash Distributions

Allocation of Net Income.  Net Income for each calendar year (except for Net Income generated in any transaction in connection with the Partnership’s dissolution and liquidation) will be allocated on a monthly basis first to each limited partner in an amount equal to the product of Net Income times a percentage, calculated annually, which will equal the product of the following three factors:  (a) one-fourth of one percent (0.0025) multiplied by (b) the quotient of $1,900,000 divided by the sum of the General Partner’s Adjusted Capital Contribution of all general partners multiplied by (c) the quotient of the total Capital Contribution of the respective limited partner divided by $25,000.  The remaining Net Income is then allocated among the partners other than the limited partners in accordance with the terms of the Partnership Agreement.

The percentage of participation for limited partners will be calculated at the beginning of each calendar year and used in allocating Net Income earned during the calendar year. This calculation shall be adjusted during the calendar year for any issuance or redemption of a limited partner’s Capital Contributions that occurs during the calendar year as determined by the Managing Partner. Any monthly Net Income allocation may be adjusted to the extent that the Partnership incurs a Net Loss in any Fiscal Month during the calendar year.

Allocation of Net Loss.  In any year in which there is a Net Loss and the Partnership is not dissolved and liquidated, such Net Loss will be allocated to the subordinated limited partners and the general partners in accordance with the Partnership Agreement.

Current Distributions.  Subject to the limitations on distributions in the Partnership Agreement, the Partnership will distribute its cash (other than the proceeds of liquidation) at least annually, from time to time, first to each limited partner in a total amount equal to the amount of Net Income allocated to the limited partner and thereafter to the partners other than the limited partners in accordance with the terms of the Partnership Agreement.

Distributions Upon Dissolution.  Upon the Partnership’s dissolution, the proceeds of liquidation will be applied and distributed in the following order of priority:

•

To the payment of the Partnership’s debts and liabilities, including any expenses of liquidation, but expressly excluding all Capital Contributions of all general partners, limited partners and subordinated limited partners.

•	To the payment of any accrued but unpaid amounts due as described above under the subheading “Current Distributions.”
•	To the repayment of the Capital Contributions of the limited partners.
•	To the repayment of the Capital Contributions of the subordinated limited partners.
•	To the repayment of the General Partners’ Adjusted Capital Contribution of all general partners.
•	The balance to the general partners in proportion to their respective General Partner Percentages.

Distribution of Frozen Appreciation Amount.  In the event any tract of real estate shown on the Partnership’s books and records at the time of its organization in 1987 or those of Edward D. Jones & Co., L.P. (“Edward Jones”) or EDJ Leasing Co., L.P. is sold, then there will be distributed from the net proceeds of such sale (prior to making any distributions described above under the subheadings “Current Distributions” or “Distributions Upon Dissolution”) to each general partner an amount equal to his or her Frozen Appreciation Amount, with respect to such tract of real estate.

Sale of Assets to Third Party.  In the event the Partnership sells or otherwise dispose of, at one time, all, or substantially all, of the Partnership’s assets (a “Sale”), to any one person or to any one person and its affiliates and the Partnership is subsequently liquidated within 180 days, then prior to making any payments to the general partners pursuant to the sixth bullet described above under the subheading “Distributions Upon Dissolution,” the Partnership will distribute first to the Partnership’s limited partners a percentage of the Premium equal to the same percentage of the Partnership’s Net Income which the Partnership’s limited partners receive from the Partnership for the then current fiscal year as described above under the subheading “Current Distributions” and thereafter to the subordinated limited partners in accordance with the terms of the Partnership Agreement.

Neither the Partnership, the Managing Partner, nor any of the general partners will have any obligation to cause a Sale to occur.

Other Sales or Dispositions to Third Party.  In the event the Partnership or any of its significant subsidiaries, in a transaction (dealing with all or substantially all of the Partnership’s business or such significant subsidiary) not described above under the subheading “Sale of Assets to Third Party” (but similar in scope to such a transaction), sells assets, merges or conducts a public offering, the general partners intend, as a matter of policy of the Partnership, the limited partners and the subordinated limited partners to share in a portion of such “profit” or “premium” in a fair, just and equitable manner in such amount, if any, as determined in the sole and absolute discretion of the Managing Partner at the time of such transaction.   No limited partner or subordinated limited partner will have any right to bring any cause of action against the Partnership or its general partners by reason of such provision.

Distributions Based on Capital Accounts.  In order to satisfy requirements of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (the “Regulations”) pertaining to the allocations of the Partnership’s income, gain, loss and deduction for U.S. income tax purposes, the Partnership will establish and maintain a Capital Account for each limited partner in accordance with the Code and Regulations.  Further, in connection with the liquidation and dissolution of the Partnership, if the aggregate amounts described above under the subheadings “Distributions Upon Dissolution,” “Sales of Assets to Third Party,” and “Other Sales or Dispositions to Third Party” that would be distributable to a limited partner were to differ from the balance of the limited partner’s Capital Account, then the Partnership would be required to distribute to the limited partner the balance of the limited partner’s Capital Account. In other words, in connection with the liquidation and dissolution of the Partnership, the limited partner’s Capital Account ultimately determines the amount distributable to the limited partner. As a result of the allocations of income, gain, loss and deduction among partners discussed below under the heading “Allocations for Tax Purposes,”  in connection with the liquidation and dissolution of the Partnership, the Partnership intends and expects that each limited partner’s Capital Account, determined after giving effect to such allocations, will be equal to the aggregate amount distributable to the limited partner as described above under the subheadings “Distributions Upon Dissolution,” “Sales of Assets to Third Party,” and “Other Sales or Dispositions to Third Party,” and that the limited partner will be distributed the amounts described under those subheadings.

Allocation for Tax Purposes

Under the Partnership Agreement, for U.S. income tax purposes, the Partnership’s income, gain, loss and deduction generally is required to be allocated among the partners using a so-called “target allocation” methodology. Under that methodology, the allocations are made to correspond with the intended distribution entitlements of the partners in connection with the liquidation and dissolution of the Partnership. More specifically, for each taxable year or other period of the Partnership, the Partnership’s income, gain, loss and deduction generally will be allocated among the partners in a manner that causes the balance of each partner’s Capital Account at the end of such taxable year or other period to equal the amount that would be distributed to the partner if the Partnership were liquidated and dissolved, and the proceeds of such liquidation and dissolution were distributed to the partner as described above under the subheadings “Distributions Upon Dissolution,” “Sales of Assets to Third Party,” “Other Sales or Dispositions to Third Party,” and, for general partners, “Distribution of Frozen Appreciation Amount.” However, for such purpose, the amount that would be distributed to a partner as described above under the subheadings “Sales of Assets to Third Party,” and “Other Sales or Dispositions to Third Party” are taken into account only if those provisions are actually applicable in the relevant taxable year or other period.

In connection with the liquidation and dissolution of the Partnership, the Partnership therefore intends and expects that each limited partner’s Capital Account, as determined after giving effect to the allocations of the Partnership’s income, gain, loss and deduction, will equal the aggregate amount distributable to the limited partner as described above under the subheadings “Distributions Upon Dissolution,” “Sales of Assets to Third Party,” and “Other Sales or Dispositions to Third Party” so that the limited partner will be distributed the amounts described under such subheadings. The Managing Partner is authorized to modify the manner in which the allocations of the Partnership’s income, gain, loss and deduction is allocated among the partners if the Managing Partner determines that the modification is necessary or appropriate to, among other reasons, comply with the Code or the Regulations or give effect to the respective economic rights and obligations of the partners under the Partnership Agreement.

Partnership Capital; Liability of Limited Partners; Liquidation

Except as otherwise described in the Partnership Agreement, or as otherwise determined by the Managing Partner, no limited partner will be paid interest on any Capital Contribution to the

Partnership.  Except as otherwise provided in the Partnership Agreement, prior to the Partnership’s dissolution, no limited partner will have the right to demand the return of his or her Capital Contribution.  No limited partner will have the right to demand and receive property other than cash in return for his or her Capital Contribution.  The general partners will have no personal liability for the repayment of the Capital Contribution of any limited partner.

Except as otherwise provided in the Partnership Agreement, a limited partner in his or her capacity as a limited partner will only be liable to make the payment of his or her Capital Contribution.  Except as otherwise provided in the Partnership Agreement or as provided in the Missouri Revised Uniform Limited Partnership Act, no limited partner in his or her capacity as a limited partner will be liable for any of the Partnership’s obligations. The contributions of the limited partners are subordinate to all existing and future claims of the Partnership’s general creditors.

Upon a partial or total liquidation of the Partnership, the Capital Contributions of the general partners would be used first to satisfy the claims of general creditors in the event the Partnership assets were insufficient to satisfy such claims.  Except as otherwise provided in the Partnership Agreement, the liability of the limited partners in their capacities as limited partners for the Partnership’s obligations is limited to the extent of their Capital Contributions, and their individual assets would not be subject to the unsatisfied claims of the general creditors.  The Partnership, in its discretion, may in the future issue securities which are senior in right of repayment to the claims of the limited partners.  If the Partnership suffers losses in any year but liquidation procedures described above are not undertaken and the Partnership is continued, the amounts of such losses are absorbed in the Capital Accounts of the partners as described above, and each limited partner in any event remains entitled to receive the 7½% Payment on his or her Capital Contribution.  However, as there would be no net profits in such a year, limited partners would not receive any sums representing participation in the Partnership’s Net Income.

Termination and Withdrawal of Partners; Return of Capital

Any limited partner will have the right to retire or voluntarily withdraw from the Partnership. The Managing Partner or any number of general partners holding in the aggregate a majority of the General Partner Percentages may cause the withdrawal of any limited partner from the Partnership.

In the event of any withdrawal by a limited partner from the Partnership, the Partnership will return his or her Capital Contribution in three equal installments. The first installment is to be paid no earlier than 90 days from the date on which the limited partner’s voluntary withdrawal notice is received by the Managing Partner or a mandatory notice of withdrawal is received by the limited partner. The balance of the Capital Contribution will be paid in two equal installments on the first and second anniversaries of the first installment payment. In addition, such limited partner will receive his or her pro rata share of any cash distributions to which he or she was entitled. The Managing Partner, in his or her sole discretion, may cause the Partnership to accelerate the return of a limited partner’s Capital Contribution or the payment of any or all installments.

The Capital Contributions of limited partners may be used, in part, by JFC as part of its capital contribution to Edward Jones, which is regulated by the U.S. Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”), and other governmental and regulatory agencies. Accordingly, in order for the Partnership to return to any limited partner all or a portion of his or her Capital Contribution, JFC may have to obtain such funds from Edward Jones.  Therefore, notwithstanding any other provision contained in the Partnership Agreement to the contrary, without the written consent of the Managing Partner, no limited partner may have returned to him or her such limited partner’s Capital Contribution, if after giving effect to such return of capital, JFC or any of its affiliates (including Edward Jones) would, if such payment had been made directly by Edward Jones, be in violation of:

•	any rule of FINRA;
•	any rule issued under the federal securities laws;
•	any agreement (including any loan agreement, cash subordination agreement or otherwise) which has been entered into by JFC or any of its affiliates (including Edward Jones); or
•	any other law, rule or regulation to which JFC or any of its affiliates (including Edward Jones) is subject.

In the event there is returned to any limited partner all or any portion of his or her Capital Contribution and because of such return JFC or any of its affiliates (including Edward Jones) violated any of the above rules, agreements or regulations, then such limited partner will be required, whether or not such limited partner had any knowledge or notice of such facts at the time of such return, to repay the Partnership, its successors or assigns, the sum so returned to such limited partner, which the Partnership will hold under the terms of the Partnership Agreement, as if such return had never been made; provided, however, that any suit for the recovery of any such return must be commenced within two years of the date of such return.

Death of Limited Partners

In the event of the death of any limited partner, the Capital Contribution of such deceased limited partner will be returned to his or her estate within six months after the date of death of such limited partner.  In addition such limited partner’s estate will receive the limited partner’s pro rata share of any cash distributions to which such deceased limited partner was entitled.

Term and Dissolution

The Partnership will dissolve on December 31, 2199, or prior thereto upon the happening of any of the following events:

•	the sale of all of its assets;
•	an event of withdrawal of a general partner if no general partner remains; or
•	the dissolution of the Partnership by the general partners.

Books, Records and Reports; Appointment of Attorneys-in-Fact; Amendment

The Partnership’s books and records will at all times be maintained at the Partnership's principal offices and will be open for examination and inspection by the limited partners or by their duly authorized representatives during reasonable business hours. The Partnership will have financial statements prepared, and copies of such statements will be made available to the limited partners.

Each limited partner, by the execution of the Partnership Agreement, irrevocably constitutes and appoints the Managing Partner or the Executive Committee (during any appropriate interim period), his or her true and lawful attorney-in-fact, and each of them, with full power and authority to, among other things, execute such documents as may be necessary or appropriate to carry out the provisions and intent and purpose of the Partnership Agreement and the business of JFC and its affiliates.

The Partnership Agreement may be amended without the consent or approval of (and without prior notice to) any limited partner by the Managing Partner or by the affirmative vote of general partners holding an aggregate of at least a majority of the General Partner Percentages.  In particular, but without limiting the foregoing, the limited partners’ right to the Net Income or the proceeds of liquidation of the Partnership or in any other allocation or distribution to be received by them from the Partnership pursuant to the Partnership Agreement may be reduced or increased or otherwise modified without the consent or approval of (and without prior notice to) any limited partner.